Four closed-end funds proposed to merge in early 2005

As part of our ongoing efforts to clarify and refine Putnam's product line, we have proposed -- and the Putnam Trustees have approved -- plans to combine two closed-end funds into two similar larger funds. Because the combined funds will have larger asset bases, investors are expected to benefit from lower expenses. Putnam Master Income Trust, a multi-sector fixed-income fund, has been proposed for merger into Putnam Premier Income Trust, which has a similar objective and strategy. Putnam High Income Opportunities Trust, which invests in convertible securities and high-yield bonds, has been proposed for merger into Putnam High Income Bond Fund, which has a similar objective and strategy.

The mergers will also give us the opportunity to focus investment resources on a more select number of funds with the goal of delivering consistent, dependable, superior performance over time, although there can be no assurance that the funds will achieve this objective. Shareholders in each of the funds will be asked to vote on the proposed mergers. Proxy materials, which contain more information about the mergers, will be mailed in November.

Note: The foregoing is not an offer to sell, nor a solicitation of an offer to buy shares of any fund, nor is it a solicitation of a proxy. To receive a free copy of the prospectus/proxy statement relating to a proposed merger (which contains important information about fees, expenses, and risk considerations) after a registration statement has been filed with the SEC and becomes effective, please call 1-800-225-1581. The prospectus/proxy statement will also be available without charge on the SEC's Web site (www.sec.gov). Read the prospectus/proxy statement carefully before making any investment decisions.

Putnam Master Income Trust

The Putnam fund Trustees have approved the merger of Putnam Master Income Trust into Putnam Premier Income Trust. The completion of the merger is subject to significant conditions, including SEC review and shareholder approval, so it is possible that the merger will not be completed. Details of the merger will be included in a prospectus/proxy statement that will be mailed to shareholders in November.

Note: The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of a proxy. To receive a free copy of the prospectus/proxy statement relating to a proposed merger (which contains important information about fees, expenses and risk considerations) after a registration statement has been filed with the SEC and becomes effective, please call 1-800-225-1581. The prospectus/proxy statement will also be available without charge on the SEC's website (www.sec.gov). Read the prospectus/proxy statement carefully before making any investment decisions.

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              Putnam Premier Income Trust

The Trustees of the Putnam funds have approved the merger of Putnam Master Income Trust into Putnam Premier Income Trust. The completion of the merger is subject to significant conditions including SEC review and shareholder approval, so it is possible that the merger will not be completed. Details of the merger will be included in a prospectus/proxy statement that is expected to mail to shareholders in November.

Note: The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of a proxy. To receive a free copy of the prospectus/proxy statement relating to a proposed merger (which contains important information about fees, expenses, and risk considerations) after a registration statement has been filed with the SEC and becomes effective, please call 1-800-225-1581. The prospectus/proxy statement will also be available without charge on the SEC's Web site (www.sec.gov). Read the prospectus/proxy statement carefully before making any investment decisions.